EXHIBIT (a)(2)(i)

300 BAKER AVENUE

CONCORD, MASSACHUSETTS 01742

May 6, 2004

To the Stockholders of OneSource Information Services, Inc.:

      I am pleased to inform you that OneSource Information Services, Inc. (“OneSource”), infoUSA Inc. (“infoUSA”), and OSIS Acquisition Corp., a wholly owned subsidiary of infoUSA (“Purchaser”), have entered into an Agreement and Plan of Merger, dated as of April 29, 2004 (the “Merger Agreement”), pursuant to which Purchaser has commenced a cash tender offer (the “Offer”) to purchase all of the outstanding shares of OneSource’s Common Stock, including the associated rights to purchase shares of preferred stock (the “Shares”), at a purchase price of $8.85 per Share, net in cash, without interest. Under the Merger Agreement, the Offer will be followed by a merger of Purchaser with and into OneSource (the “Merger”) in which any remaining Shares (other than Shares held in the treasury of OneSource or its subsidiaries, Shares owned by infoUSA or Purchaser or any of their respective affiliates immediately prior to the effective time of the Merger, and Shares as to which appraisal rights have been properly exercised) will be converted into the right to receive $8.85 per Share, net in cash without interest. The Offer is conditioned upon, among other things, the tender of at least 51% of the number of Shares outstanding on a fully diluted basis.

      Your Board of Directors, upon the recommendations of the Special Committee of the Board of Directors (which consists of directors not affiliated with ValueAct Capital Partners, L.P. and its affiliates), by unanimous vote (after recusal of our director affiliated with ValueAct Capital Partners), approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, determined that the Offer and the Merger are fair to and in the best interests of OneSource’s stockholders, and recommends that stockholders accept the Offer and tender their Shares pursuant to the Offer.

      In arriving at its recommendations, the Board of Directors relied on the recommendations of the Special Committee. The Special Committee, in arriving at its recommendations, gave careful consideration to a number of factors described in the attached Schedule 14D-9 that has been filed with the Securities and Exchange Commission, including, among other things, the opinion of Morgan Stanley & Co. Incorporated, a financial advisor retained by the Special Committee, to the effect that, as of April 28, 2004, the $8.85 in cash to be received by the holders of Shares in the Offer is fair to such holders (other than infoUSA and its affiliates) from a financial point of view.

      In addition to the attached Schedule 14D-9 relating to the Offer and the Merger, also enclosed is the Offer to Purchase, dated May 6, 2004, of Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed material carefully.

Sincerely,

Martin F. Kahn
Chief Executive Officer and
Executive Chairman